CUSIP No. 37184T106                                          (Page 1 of 9 Pages)







                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)



                             GenesisIntermedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37184T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Manfred Unger
                            32 Quai Jean-Charles Rey
                                    MC 98000
                                     Monaco
                                011-377-97986303
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


CUSIP No. 37184T106                                                                              (Page 2 of 9 Pages)


                                               13D
====================================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             Manfred Unger

--------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a)  [x]
                                                                                            (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:
             PF

--------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Austria
--------------------------------------------------------------------------------------------------------------------
   NUMBER OF          7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  None
 OWNED BY EACH       -----------------------------------------------------------------------------------------------
   REPORTING          8        SHARED VOTING POWER
  PERSON WITH
                               1,695,532
                     -----------------------------------------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               None
                     -----------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               1,695,532
--------------------------------------------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,695,532
--------------------------------------------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                 [ ]
--------------------------------------------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.7%
--------------------------------------------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON
             IN

====================================================================================================================


CUSIP No. 37184T106                                                                              (Page 3 of 9 Pages)


                                               13D
====================================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
             Denmore Investments Limited

--------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)  [x]
                                                                                                  (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:
             WC
--------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

--------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------------------------------------------
  NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                    None
OWNED BY EACH      -------------------------------------------------------------------------------------------------
  REPORTING          8          SHARED VOTING OWER
 PERSON WITH
                                1,695,532
                   -------------------------------------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                None
                   -------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                1,695,532
--------------------------------------------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,695,532
--------------------------------------------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                       [ ]
--------------------------------------------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.7%
--------------------------------------------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON
             CO

====================================================================================================================

CUSIP No. 37184T106                                          (Page 4 of 9 Pages)



ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") and Warrants to purchase Common Stock ("Warrants") of GenesisIntermedia, Inc. (the "Issuer"). Each Warrant may be exercised to purchase one share of Common Stock. On March 21, 2001, the Issuer effected a three-for-one stock split in the form of a dividend to its stockholders. Also on March 21, 2001, the Issuer changed its name from GenesisIntermedia.com, Inc. to GenesisIntermedia, Inc. The principal executive offices of the Issuer are located at 5805 Sepulveda Boulevard, Van Nuys, California 91411.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by Denmore Investments Limited ("Denmore") and Manfred Unger ("Unger"), the sole director, officer and shareholder of Denmore (Denmore and Unger are referred to herein together as the "Reporting Persons"). The Reporting Persons acknowledge that they are acting as a group. The address of Denmore is the CITCO Building , P.O. Box 662, Road Town, Tortola, British Virgin Islands and the address of Unger is 32 Quai Jean-Charles Rey, MC98000, Monaco. The principal occupation and business of the Reporting Persons is making investments. During the last five years, neither Denmore nor Unger has: (i) been convicted in a criminal proceeding (excluding traffic tickets and similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Denmore is organized under the laws of the British Virgin Islands. Unger is a resident of Monaco and citizen of Austria.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock and the Warrants were acquired by the Reporting Persons, as applicable, for cash, except for 15,000 shares of Common Stock and 22,500 Warrants, both of which were received by Denmore on February 14, 2000, as a loan fee, and 50,000 Warrants, which were received by Denmore in September 2000 as part of a release agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the securities of the Issuer owned by them as an investment. The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities

CUSIP No. 37184T106                                          (Page 5 of 9 Pages)



     association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Denmore beneficially owns 1,695,532 (7.7%) shares of the Issuer's Common Stock, which number includes Warrants to acquire 753,216 shares of Common Stock exercisable within 60 days of the date hereof. Unger beneficially owns 1,695,532 (7.7%) shares of the Issuer's Common Stock, which number consists of all of the Common Stock and Warrants owned by Denmore referenced above.

     (b) Unger shares voting and dispositive power with Denmore with respect to the 1,695,532 shares of Common Stock held by Denmore, which number includes shares of Common Stock that may be acquired by Denmore's exercise of outstanding Warrants.

     (c) The transactions by Under and Denmore in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D are summarized in the tables that follow below.


UNGER


DATE OF                TYPE OF                                AMOUNT OF            PRICE PER
TRANSACTION            TRANSACTION                            SECURITIES           SHARE ($)
-----------            -----------------------------          ----------------     ----------------
02/09/00               Open Market Sale                             -100              15.8750
02/09/00               Open Market Sale                           -2,000              11.6250
02/09/00               Open Market Sale                           -4,100              11.7500



DENMORE

DATE OF                TYPE OF                                AMOUNT OF            PRICE PER
TRANSACTION            TRANSACTION                            SECURITIES           SHARE ($)
-----------            -----------------------------          ----------------     ----------------
02/09/00               Open Market Sale                             -700              11.5625
02/09/00               Open Market Sale                           -1,000              12.0625
02/09/00               Open Market Sale                           -6,000              12.0000
02/09/00               Open Market Sale                           -3,000              11.5625
02/09/00               Open Market Sale                           -3,200              11.5000
02/09/00               Open Market Sale                           -3,000              15.7813
02/09/00               Open Market Sale                             -100              13.5000
02/09/00               Open Market Sale                             -100              13.6250
02/09/00               Open Market Sale                           -1,100              14.0000
02/09/00               Open Market Sale                           -1,400              14.2500
02/09/00               Open Market Sale                             -100              14.3750
02/09/00               Open Market Sale                           -3,000              15.7500
02/14/00               Loan Fee (Shares)                          15,000                   --
02/14/00               Loan Fee (Warrants)                        22,500                   --

CUSIP No. 37184T106                                          (Page 6 of 9 Pages)


DENMORE                (CONTINUED)

DATE OF                TYPE OF                                AMOUNT OF            PRICE PER
TRANSACTION            TRANSACTION                            SECURITIES           SHARE ($)
-----------            -----------------------------          ----------------     ----------------
02/22/00               Open Market Sale                             -1,000            18.0000
02/22/00               Open Market Sale                             -1,000            18.1875
02/22/00               Open Market Sale                             -1,000            17.2500
02/22/00               Open Market Sale                             -1,000            17.2500
02/22/00               Open Market Sale                             -1,000            17.4375
02/25/00               Open Market Sale                             -1,000            26.7500
02/25/00               Open Market Sale                             -1,000            26.7500
02/25/00               Open Market Sale                             -2,000            26.5000
02/25/00               Open Market Sale                               -100            28.0000
02/25/00               Open Market Sale                             -1,000            28.6250
02/25/00               Open Market Sale                               -100            29.0000
02/25/00               Open Market Sale                             -1,000            28.5625
02/25/00               Open Market Sale                             -1,000            28.8750
02/25/00               Open Market Sale                             -1,000            28.8750
02/25/00               Open Market Sale                             -2,000            28.6250
02/25/00               Open Market Sale                             -2,000            28.7500
02/29/00               Open Market Sale                             -3,500            23.0000
02/29/00               Open Market Sale                             -2,800            22.9375
03/17/00               Open Market Sale                             -1,000            19.5000
03/17/00               Open Market Sale                               -400            19.7500
03/21/00               Open Market Purchase                         18,000            16.0800
08/21/00               Open Market Sale                             -1,000            15.0000
09/--/00               Release Agreement (Warrants)                 50,000                 --
10/04/00               Open Market Purchase                          2,000            15.0625
10/04/00               Open Market Purchase                          2,000            15.1250
10/04/00               Open Market Purchase                          2,000            15.8750
10/04/00               Open Market Purchase                          2,000            16.0000
10/05/00               Open Market Purchase                         13,400            15.0625
10/10/00               Open Market Purchase                          9,000            15.0625
10/11/00               Open Market Purchase                          4,000            15.0625
10/19/00               Open Market Purchase                         10,000            15.0625
11/08/00               Open Market Purchase                         10,000            16.4500
02/14/01               Open Market Purchase                          3,000            19.8125
02/14/01               Open Market Purchase                          2,000            19.8750
03/21/01               Open Market Sale                             -5,900            21.7500
03/21/01               Open Market Sale                             -1,100            21.8750
03/21/01               Open Market Sale                             -2,700            21.9375
03/21/01               Open Market Sale                               -300            22.0000
03/26/01               Purchase of Restricted Shares                31,000             7.2580
04/05/01               Open Market Sale                             -1,200             8.4600
04/05/01               Open Market Sale                             -2,000             8.3600
04/05/01               Open Market Sale                             -5,000             8.4000
04/05/01               Open Market Sale                             -8,800             8.4400
04/06/01               Open Market Sale                             -4,300             8.5500


CUSIP No. 37184T106                                          (Page 7 of 9 Pages)


DENMORE                (CONTINUED)

DATE OF                TYPE OF                                AMOUNT OF            PRICE PER
TRANSACTION            TRANSACTION                            SECURITIES           SHARE ($)
-----------            -----------------------------          ----------------     ----------------
04/06/01               Open Market Sale                             -4,800              8.5000
04/11/01               Open Market Sale                             -7,500              8.4500
04/12/01               Open Market Sale                             -3,000              8.6800
04/12/01               Open Market Sale                             -2,000              8.5200
04/12/01               Open Market Sale                             -7,000              8.5000
04/12/01               Open Market Sale                             -3,000              8.4800
04/12/01               Open Market Sale                             -5,000              8.4500
04/12/01               Open Market Sale                             -7,000              8.4000
04/12/01               Open Market Sale                             -1,000              8.3600
04/12/01               Open Market Sale                             -4,000              8.3100
04/16/01               Open Market Sale                             -5,000              8.5500
04/16/01               Open Market Sale                             -5,000              8.5000
04/17/01               Open Market Sale                             -3,100              8.5500
04/17/01               Open Market Sale                             -2,000              8.5400
04/17/01               Open Market Sale                             -7,900              8.5200
04/17/01               Open Market Sale                             -2,000              8.5400
04/17/01               Open Market Sale                             -4,200              8.5500
04/18/01               Open Market Sale                             -5,000              9.4000
04/18/01               Open Market Sale                             -2,000              9.7200
04/18/01               Open Market Sale                            -10,000              9.3700
04/18/01               Open Market Sale                             -5,000              9.1000
04/18/01               Open Market Sale                             -5,000              9.0800
04/18/01               Open Market Sale                             -5,000              9.0500
04/18/01               Open Market Sale                             -5,000              9.0300
04/18/01               Open Market Sale                             -6,000              9.0000
04/18/01               Open Market Sale                             -3,000              8.9000
04/18/01               Open Market Sale                             -7,500              8.8000
04/18/01               Open Market Sale                             -1,000              8.7700
04/18/01               Open Market Sale                             -2,000              8.7500
04/18/01               Open Market Sale                             -1,500              8.7100
04/18/01               Open Market Sale                             -1,600              8.6700
04/18/01               Open Market Sale                             -1,400              8.6600
04/19/01               Open Market Sale                             -5,000              9.6900
04/19/01               Open Market Sale                             -2,500              9.6000
04/20/01               Open Market Sale                               -800             11.3000
04/20/01               Open Market Sale                             -1,000             11.1800
04/20/01               Open Market Sale                               -500             11.1700
04/20/01               Open Market Sale                             -1,000             11.1600
04/20/01               Open Market Sale                               -500             11.1300
04/20/01               Open Market Sale                             -2,000             11.0800
04/20/01               Open Market Sale                             -1,500             11.0600
04/20/01               Open Market Sale                               -500             11.0400
04/20/01               Open Market Sale                               -500             10.9900
04/20/01               Open Market Sale                             -1,000             10.9700


CUSIP No. 37184T106                                          (Page 8 of 9 Pages)


DENMORE                (CONTINUED)

DATE OF                TYPE OF                                AMOUNT OF            PRICE PER
TRANSACTION            TRANSACTION                            SECURITIES           SHARE ($)
-----------            -----------------------------          ----------------     ----------------
04/20/01               Open Market Sale                              -1,000            10.9600
04/20/01               Open Market Sale                                -500            10.9400
04/20/01               Open Market Sale                                -500            10.9200
04/20/01               Open Market Sale                              -1,000            10.9100
04/20/01               Open Market Sale                              -2,500            10.8600
04/20/01               Open Market Sale                                -100            10.8100
04/20/01               Open Market Sale                                -500            10.7900
04/20/01               Open Market Sale                                -400            10.7700
04/20/01               Open Market Sale                              -5,000            11.2000
06/29/01               Open Market Sale                             -25,300            19.7399

     (d) No person other than Denmore or Unger, with respect to the shares of Common Stock, which they own of record, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

          There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among or between Unger and/or Denmore and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

CUSIP No. 37184T106                                          (Page 9 of 9 Pages)


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 31, 2001                    /s/ Manfred Unger
                                        ----------------------------------
                                            Manfred Unger


Date:  July 31, 2001                    DENMORE INVESTMENTS LIMITED


                                        By: /s/ Manfred Unger
                                        ----------------------------------
                                        Manfred Unger, Director